

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 31, 2024

Danny Prosky
President and Chief Executive Officer
American Healthcare REIT, Inc.
18191 Von Karman Avenue, Suite 300
Irvine, California 92612

> **Re: American Healthcare REIT, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-11**
> **Filed January 29, 2024**
> **File No. 333-267464**

Dear Danny Prosky:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 4 to Form S-11 Filed January 29, 2024

Distribution Policy, page 87

1.  We note the adjustment line item Adjustments related to acquisition and disposition activity appears to include the impact of acquisitions or dispositions of properties that are expected to close in the future. Please tell us how you determined it was appropriate to make adjustments for acquisitions and/or dispositions not yet consummated.

2.  We note your adjustment for estimated capital expenditures is based on capital expenditures for the 12 months ended September 30, 2023. Please tell us how you determined it was appropriate to utilize this timeframe, rather than a three-year historical average, or your estimated capital expenditures for the 12 months ended September 30, 2024, to the extent that is greater.

3.  We note your adjustment for estimated tenant improvements and leasing commissions is based on tenant improvements and leasing commissions for the 12 months ended

September 30, 2023. Please tell us how you determined it was appropriate to utilize this timeframe, rather than a three-year historical average, or your committed and estimated tenant improvements and leasing commissions for the 12 months ended September 30, 2024, to the extent that is greater.

4.    We note your adjustment for interest expense savings significantly exceeds your adjustments to your pro forma financial statements for the reduction in interest expense due to the use of proceeds from the offering to pay down existing debt. Please provide us with a quantitative reconciliation of this adjustment, highlighting the material differences between this adjustment and the adjustments made to your pro forma financial statements.

5.    We note that your estimated initial annual distribution is substantially more than the estimated cash available for distribution for the 12 months ending September 30, 2024. Please revise and expand your disclosure in your footnotes or elsewhere to specify the expected source of funds for this shortfall.  Please note that the source of funds for the shortfall may not be future offerings.  Also, revise your risk factor disclosure to address this shortfall.

Please contact Eric McPhee at 202-551-3693 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc:    Edward F. Petrosky, Esq.